

January 16, 2018

David Gardella
Chief Financial Officer
Donnelley Financial Solutions, Inc.
35 West Wacker Drive
Chicago, Illinois 60601

      Re: Donnelley Financial Solutions, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed February 28, 2017
           File No. 001-37728

Dear Mr. Gardella:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                       Division of Corporation Finance
                                       AD 11- Office of
                                       Telecommunications